[SUTHERLAND ASBILL & BRENNAN LLP]

April 29, 2015

VIA EDGAR

Alison White, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Century II Single Premium Affinity Variable Annuity
Kansas City Life Insurance Company
File No. 333-165116

Dear Ms. White:

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Annuity Separate Account, we are providing the Company’s responses to your comments received on the post-effective amendment to the above-referenced registration statement, filed on March 2, 2015. Revisions described in the letter will be included in a post-effective amendment filed under Rule 485(b) on May 1, 2015.

Your comments on the post-effective amendment and the Company’s response to each comment are set forth below.  A Tandy representation is included at the end of the letter.

1. Removal of Model Allocations as Investment Options under GMWB rider

A.	Please confirm, if true, that no Contract owners remain in the Model Allocations.

Response: As of May 1, 2015, no Contract owners will have their Contract value allocated under the Model Allocations.  Contract value will either be reallocated under a Model Allocation to a Designated Subaccount, which is an eligible investment under the GMWB Rider, that has a similar investment objective and risk profile to the Model Allocation or allocated to a different Designated Subaccount or other Subaccount available under the Contract pursuant to the Contract owner's explicit instructions.

In connection with the decision by Kansas City Life Insurance Company (the “Company”) to terminate the Model Allocations, the investment adviser identified the Designated Subaccount with an investment objective and risk profile most similar to each Model Allocation and recommended that Contract value be reallocated to that Designated Subaccount under the Model Allocation in connection with its termination.  Under the Model Allocations, the investment adviser notified Contract owners whose Contract value was invested under a Model Allocation that their Contract value would be reallocated to the recommended Designated Subaccount at the time the Model Allocation was terminated and gave them the opportunity to opt out of the proposed reallocation by selecting one or more of the other Designated Subaccounts or other Subaccounts available under the Contract.  Contract owners were reminded that to keep the GMWB rider in effect they must allocate all of their Contract value to one or more of the investments eligible under the rider, which would be the Designated Subaccounts.

Each of the Designated Subaccounts is an actively managed fund of funds that, like the Model Allocations, invests in a number of underlying funds with different investment strategies and objectives.  None of the Designated Subaccounts invest in funds managed by an affiliate of the Company.  The Designated Subaccounts to which the investment adviser recommended reallocating Contract value have similar objectives and strategies in terms of the portion of assets allocated to fixed income funds and equity type funds as the Model Allocations under which the Contract value had been invested.  The negative consent procedure employed under the Model Allocations assures that no Contract owner will lose the benefit of the GMWB rider because their Contract value is inadvertently allocated to a Subaccount other than a Designated Subaccount.

B.	What is the source of the Company's authority to remove the Model Allocations?

Response:  The GMWB Rider reserves to the Company the right to "remove from or substitute Model Allocations or Designated Subaccounts" subject to the requirement that the Company provide notice "30 days in advance of any substitution, removal or change to a Model Allocation or Designated Sub-account that the [Contract owner] selected." Disclosure in the prospectus informed Contract owners that the Model Allocations may be removed.

C.	What happened to the Contact owners who were in the Model Allocations when they were terminated?

Response:  All Contract owners who were eligible to select the Model Allocations were notified by Prospectus Supplement and a letter from the Company that the Model Allocations would terminate as of May 1, 2015, and that any Contract value allocated under the Model Allocations must be reallocated to a Designated Subaccount in order to keep the GMWB rider in effect.  As noted above, Contract owners whose Contract value was allocated under one of the Model Allocations were further informed in a letter from the investment adviser that their Contract value would be reallocated under the Model Allocation to a specified Designated Sub-account, whose objective and risk profile are similar to the Model Allocation they had selected.  Contract owners who did not want their Contract value reallocated to the specified Designated Subaccount were given the opportunity to opt out of the reallocation and provide alternate instructions for reallocating their Contract value to one or more of six other Designated Subaccounts.  Contract owners were reminded that allocating Contract value to any Subaccount that is not a Designated Subaccount would result in their losing the benefit of the GMWB rider.

D.	If any Contract value remains in the Model Allocations, is it still being rebalanced?

Response:  As explained above as of May 1, 2015, no Contract value will remain allocated under the Model Allocations. All of the Designated Subaccounts are funds of funds that are actively managed.  Contract owners who allocate Contract value to more than one Designated Subaccount may elect the optional rebalancing feature offered under the Contract.

E.	How were Contract owners notified about the termination of the Model Allocations?

Response:  As noted above, all Contract owners who were eligible to select the Model Allocations because they had purchased the GMWB rider before May 29, 2012, were notified by Prospectus Supplement and a letter from the Company that the Model Allocations would terminate on May 1, 2015. Contract owners invested under a Model Allocation received an additional letter from the investment adviser.

2. Clarify supplementally whether any guarantees under the Contract are supported by third party guarantee or support arrangements?

Response:  There are no guarantees under the Contract that are supported by third party guarantee or support arrangements.

3. Disclose on the Cover Page of the Prospectus the minimum interest rate payable on the fixed account option available under the Contract.

Response:  The Company has added the following sentences on the cover page of the prospectus, at the end of the first paragraph:  “The minimum guaranteed interest rate is 1% for the Fixed Account.”

4. Summary Section

A.
Revise the third sentence in the section describing the GMWB rider to state that the rider limits the investment options to which you may allocate Contract value as well as the amount you may withdraw.

Response:  The third sentence in the section describing the GMWB rider has been revised to read:  “If you satisfy the conditions of the rider, which, in part, limit both the amount you may withdraw during a Contract Year and the investment options to which you may allocate Contract Value, the rider guarantees the return of all the amounts you have invested in the Contract and may also guarantee annual payments for the rest of the covered person’s life, no matter how long the covered person lives.”

B.	Revise the first sentence of the second paragraph in the section describing the Death Benefit (over age 80) to clarify that the Contract value is reduced by any outstanding loan.

Response:  The second bullet point under the Death Benefit section has been revised to clarify that the Contract Value is reduced by any indebtedness.

5. Fee Table

A.	In preamble disclose the range of premium taxes that may be deducted.

Response:  The last sentence of the first paragraph has been revised to read: “State premium taxes, which currently range from 0% to 3.5% of premium based on the state in which the contract is sold, may also be deducted.”

B.	Disclose the amount of the transfer fee ($25) before the narrative explaining no fee is imposed on the first six transfers.

Response:  The description of the transfer fee has been revised to read: “After the first 6 transfers in a Contract Year, we will charge $25 for each additional transfer during that Contract Year.  There is no fee for the first 6 transfers during a Contract Year.”

C.	Disclose the GMWB charge as an annual rate.

Response:  Under “PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES,” the GMWB rider charge has been disclosed as an annual rate in both the table and in footnote 4.

D.	In footnote 5 to the Fee Table disclose, if possible, the range of redemption fees that may be imposed by the funds.

Response:  At this time the Company is not certain about the range of redemption fees that the funds may impose. Therefore, no disclosure has been added.

E.	Update the Portfolio fees and expenses; reflect only contractual fee reductions and waivers.

Response:  The portfolio fees and expenses have been updated.

6. Expense Example

A.	Revise the descriptions of the expense examples to conform to the language in Form N-4 (i.e. "if you (1) surrender; (2) annuitize and (3) do not surrender").

Response:  The Example headings have been revised to read:

(1)                 If the Contract is surrendered or is annuitized under a Non-Life Payment Option:
(2)                 If the Contract is not surrendered or is annuitized under a Life Payment Option:

B.	Remove one of the two statements that the Expense Example does not reflect premium taxes.

Response:  The second of these statements has been removed.

7. In the description of the Free Look period clarify whether the returned Contract must be received or postmarked by the last day of the Free Look period.

Response:  A sentence has been added to clarify that the returned Contract must be received at the Home Office within 10 days.

8. Revise the heading for Optional Riders to singular form because the Contract offers only one optional rider.

Response:  The heading has been revised to make “rider” singular.

9. Disclose the 4th bullet describing important considerations regarding the GMWB rider – that the Designated Sub-Accounts employ risk and volatility mitigation strategies – in the Highlights Section at the front of the Prospectus.  Also, revise the bullet to state that all rather than certain Designated Sub-accounts employ such strategies.

Response: The following disclosure has been added to the Highlights section: “The TOPS® Managed Risk ETF Portfolios, which are eligible investments under the GMWB rider, employ risk and volatility mitigation strategies, which could reduce your investment return.”

10. In earlier versions of the Prospectus the Company waived the limitation that the GMWB rider may not be terminated for five years.  Explain how eliminating the waiver impacts Contract owners who purchased the rider under the earlier versions of the Prospectus.

Response:  The removal of the waiver affects Contract owners who purchased the rider under the waived limitation only if they wish to surrender the rider before five years from the Rider Effective Date. If they do wish to surrender the rider before this date, they will no longer be able to do so as the waiver has been removed.

11. Annuity Payout options – Disclose that Contract owners may receive only one payment under any annuity option that pays income for life.

Response:  Under Option 4- Life Income, we have added the following: “If no minimum guaranteed payment period is chosen, it is possible for an Annuitant who dies after the first payment to receive only one annuity payment.” Other life income options include a minimum guaranteed payment period.

12. Statement of Additional Information – Update information in Sale of Contract section.

Response: This information has been updated in the Statement of Additional Information.

Tandy Representation

Kansas City Life Insurance Company acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•
the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find these responses satisfactory.  If you have any additional questions, please call me at 202.383.0158 or Lorna MacLeod at 202.383.0817.

Sincerely,

/s/ Stephen E. Roth

Stephen E. Roth